STROOCK

February 22, 2012

Alexandra M. Ledbetter

Timothy S. Levenberg

Division of Corporate Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	PBF Energy Inc.

Registration Statement on Form S-1

Filed November 14, 2011

File No. 333-177933

Dear Ms. Ledbetter:

On behalf of our client, PBF Energy Inc. (the “Company”), set forth below are responses to your comment letter, dated December 9, 2011, regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”). In connection with this letter, the Company is filing via EDGAR Amendment No. 1 to the Registration Statement (the “Amendment No. 1”), and we are sending under separate cover hard copies of Amendment No. 1 marked to show changes from the Registration Statement as originally filed on November 14, 2011. The Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes. Capitalized terms used but not defined herein have the meanings specified in Amendment No. 1.

For your convenience, the Staff’s comments are set forth below in italics, followed by the responses on behalf of the Company. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 1.

General

1.	Where a comment on disclosure in one location also relates to disclosure which appears elsewhere, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments. Also, your response letter should include page number references keying each response to the page of the marked version of the amended filing where the responsive disclosure is located. This will expedite our review of the filing.

The Company acknowledges the Staff’s comment and has revised the Registration Statement and prepared this response letter accordingly.

Alexandra M. Ledbetter

Securities and Exchange Commission

2.	Please update all disclosure to the latest practical date. For example, and without limitation, please provide updated disclosure regarding the status of your negotiations with your lenders to increase your ABL Revolving Credit Facility in size. Please also fill in all blanks other than the information that Rule 430A permits you to omit. As an example, we note the historical payments and charges you currently omit from the “Certain Relationship and Related Transactions” disclosure at page 132. You may use brackets to identify information that is subject to change prior to effectiveness.

The Company acknowledges the Staff’s comment and has updated all disclosures to the latest practical date, which in most circumstances is December 31, 2011, other than for financial statement information or information derived from the financial statements which is as of June 30, 2011. Based on a telephonic discussion held on December 23, 2011 with Michael Fay, of the Office of the Chief Accountant, pursuant to which Mr. Fay agreed to the Company’s request to be permitted to file Amendment No. 1 without updated interim financial statements, or the related pro forma presentations, as required to comply with Rule 3-12 of Regulation S-X, Amendment No. 1 does not contain such updated financial statements or related pro forma presentations. The Company presently intends to file updated financial statements, and the related pro forma presentations, as of and for the year ended December 31, 2011, to comply with Rule 3-12 of Regulation S-X at such time that such financial statements become available, which the Company presently contemplates will be in late March 2012.

In addition, the Company has attempted to fill in as many blanks as is reasonably practicable other than the information that Rule 430A permits the Company to omit.

3.	We will process your amendment without price ranges. Since the price range you select will affect disclosure in several sections of the document, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided.

The Company acknowledges the Staff’s comment and understands that the Staff may have additional comments once the price range and related information have been included.

4.	Please advise us regarding the status of your application to list on the New York Stock Exchange, and provide updated disclosure as appropriate.

The Company received its pre-clearance letter from the New York Stock Exchange on December 15, 2011. The Company has updated the disclosures accordingly on pages 141 and 150 of Amendment No. 1.

5.	Prior to the effectiveness of your registration statement, please be sure that we receive a copy of the letter, or a telephone call, from FINRA, stating that FINRA has completed its review and has no additional concerns with respect to the proposed underwriting arrangements.

Alexandra M. Ledbetter

Securities and Exchange Commission

The Company acknowledges the Staff’s comment and will request that FINRA call the Staff or provide the Staff with a letter indicating that FINRA has no objection to the underwriter compensation outlined in the Registration Statement.

6.	We note that you have filed a confidential treatment request with regard to omitted portions of certain of your exhibits to your registration statement. We will issue in a separate letter any comments related to that request. Our review of your Form S-1 will not be complete and you will not be in a position to request accelerated effectiveness for the registration statement until all outstanding issues, including the request, have been resolved.

The Company acknowledges the Staff’s comment and is responding under separate cover to the Staff’s letter dated December 21, 2011 providing comments on the confidential treatment request. The Company understands that the Staff’s review of the Form S-1 will not be complete and it will not be in a position to request accelerated effectiveness for the registration statement until all outstanding issues, including the request, have been resolved.

7.	Please send us the supporting documentation for all of the statistical and similar claims you make in your prospectus. For example, we refer you to the claims on page 2 regarding the number of operating domestic refineries and the related capacity. We also note your claim at page 97 that your refineries are “the two most complex” on the East Coast. Please mark the supporting documents to show precisely the location of each piece of information on which you are relying for the claims you make in your prospectus. In addition, please tell us whether your source material is publicly available, and whether you paid any compensation for the receipt of such information.

The Company is supplementally providing supporting documentation for all of the statistical and similar claims that it makes in the prospectus and has marked the supporting documents as requested by the Staff. All of the source material is publicly available, other than the material from Platts, a division of the McGraw-Hill Companies, and the Oil and Gas Journal Report dated December 6, 2010, and the Company has not paid any compensation for the receipt of such information, other than the information from Platts and the Oil and Gas Journal Report.

Pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended, and Rule 418(b) under the Securities Act of 1933, as amended, the accompanying binder is being provided to the Staff on a supplemental basis only and is not to be filed with or deemed part of the Registration Statement. Pursuant to Rule 12b-4 and Rule 418(b), on behalf of the Company, we request that the binder be returned to us upon completion of your review thereof. Please call us when you have completed your review and we will arrange to have the binder picked up from you.

Alexandra M. Ledbetter

Securities and Exchange Commission

8.	Similarly, if you retain the assertion that you are “one of the leading independent petroleum refiners,” etc., which appears throughout your document, please revise to clarify in context how you define leading for that purpose. We note that you began operations relatively recently and that you assert at page 4 that you are the “fourth largest independent refiner in the United States.” With a view toward possible disclosure, also provide us with details regarding the market share and position to which you refer at the top of page 6.

The Company has revised its disclosure to remove the references to “one of the leading independent petroleum refiners”. Please refer to pages 1, 6, 94 and 96 of Amendment No. 1.

The Company is supplementally providing the Staff with details to support its assertion that the Company is the “fourth largest independent refiner in the United States”.

Table of Contents, page i

9.	You state that the disclosure you provide (emphasis added) is “accurate only as of the date of this prospectus,” which does not appear to be appropriate. Please revise accordingly.

The Company has revised its disclosure to remove the referenced sentence.

Our History and Acquisitions, page 1

10.	We note your presentation of a “potential EBITDA” measure related to the Delaware City refinery in the second paragraph on page 2 and fifth paragraph on page 100. We expect that you will need to modify your filing to conform with the non-GAAP disclosure requirements of Rule 10(e) of Regulation S-K. However, you may also need to comply with the pro forma requirements in Rules 11-01 and 11-02 of Regulation S-X or the financial forecast requirements in Rule 11-03 of Regulation S-X and Item 10(b) of Regulation S-K. Please advise us of your intent in computing this measure and revise your presentation accordingly.

The Company has removed all references to presentation of a “potential EBITDA” measure related to the Delaware City refinery in Amendment No. 1.

Risk Factors, page 16

11.	Please eliminate text which mitigates the risks you present, including some of the clauses that precede or follow “although,” “while,” or “however.” For example, we refer you the sentences which begin “We are not currently aware of any information” (page 19) and “These supply and offtake arrangements minimize the amount of our in-transit inventory and reduce the volatility” (page 20). Also, state the risk plainly and directly, rather than indicating that you cannot assure the reader or that there is no assurance about a particular outcome.

Alexandra M. Ledbetter

Securities and Exchange Commission

In response to the Staff’s comment, the Company has revised its risk factors to eliminate text which mitigates the risks it presents, as well as to better state the risk plainly and directly. See, for example, pages 15, 17 and 18 of Amendment No. 1.

12.	Similarly, eliminate from this section extraneous detail, like the bullet list on page 17, and generic risks which apply to all public companies, such as the factor captioned “We will incur increased costs as a result of operating as a public company.” Your risks should be concise and narrowly tailored to describe the particular risks you face.

In response to the Staff’s comment, the Company has revised its risk factors accordingly. See, for example, page 16 of Amendment No. 1.

We rely on our crude oil supply agreements, page 20

13.	Please revise to identify the customers which purchased the amounts you list under “Concentration Risk” at page 85.

The Company has revised its disclosures to identify these customers on pages 18 and 82 of Amendment No. 1.

We may incur significant liability, page 26

14.	At page 68, you state that the majority of Paulsboro revenues are generated off NYH-based market prices. If the new Low-Sulfur Heating Oil mandate you reference in this risk factor might have a material impact on any of your sales from Paulsboro or some other segment of your operations, please revise to explain briefly the reasons for the potential impact.

The Company does not anticipate that the Low-Sulfur Heating Oil ruling in New York beginning in mid-2012 will have a material impact on sales from Paulsboro or Delaware City. Since the Company’s filing of the Registration Statement on November 14, 2011, both ConocoPhillips Trainer and Sunoco Marcus Hook have shut down refining operations, reducing the amount of heating oil produced in the Northeast. Despite New York’s decision to switch to 15 ppm heating oil in July 2012, the Company believes that there will be ample markets in other Northeast states to purchase the 2,000 ppm heating oil produced in Paulsboro and Delaware City. The Company has included with this letter a report from the EIA that details the current and projected market environment.

Industry and Market Data, page 41

15.	We note your statements indicating that there is no assurance “as to the accuracy or completeness of the included information” and that you cannot assure the reader of that information “or management’s estimates or assumptions.” Under the federal securities laws, you are responsible for all information contained within your registration statement and you should not include language that suggests otherwise. Please revise or eliminate these statements accordingly.

Alexandra M. Ledbetter

Securities and Exchange Commission

The Company has revised its disclosure accordingly on page 37 of Amendment No. 1.

Organizational Structure, page 42

16.	Where you discuss the exchange agreement, please describe in greater detail the “customary conversion rate adjustments” and disclose whether there are any provisions for mandatory conversion.

The Company has revised its disclosure on page 39 and elsewhere to clarify that the conversion ratio is subject only to “equitable adjustments” (emphasis added) in the event of stock splits, stock dividends and reclassifications, as opposed to any other type of adjustment. The Company has also added disclosure that there are no provisions for mandatory conversion.

Use of Proceeds, page 46

17.	We note your disclosure that you intend to use a portion of the net proceeds for general corporate purposes, including potentially to repay outstanding indebtedness. Please note that you will need to disclose this capital allocation in greater detail, depending on the materiality of the amounts involved. Briefly discuss the principal reasons for the offering at this time. See generally Item 504 of Regulation S-K; see Instruction 4 if you determine to repay outstanding indebtedness.

The Company has revised its disclosure on page 42 of Amendment No. 1 to disclose the specific indebtedness the Company expects to repay with the proceeds of the offering as well as the related interest rate and maturity of such indebtedness, in accordance with the requirements of Item 504 of Regulation S-K.

Management’s Discussion and Analysis of Financial Condition, page 63

18.	We note that you provide a table of market indicators and key operating information for Predecessor Paulsboro on page 74. Please explain how you have taken these indicators and operating comparisons into consideration when drafting your MD&A for subsequent periods; it should be clear why you do not provide a similar table for each of your refineries subsequent to your acquisition.

The Company has revised its disclosure on page 67 of Amendment No. 1 to include a table of market indicators for PBF Holding and its subsidiaries, as well as a discussion of how management assesses operating performance against these indicators.

Alexandra M. Ledbetter

Securities and Exchange Commission

Industry Overview, page 88

19.	Please enlarge the font for the text which appears in the charts appearing on pages 94, 101, 103 and 105, as currently portions of these graphics are not legible.

The Company has revised the disclosure to enlarge the font for the text which appears in the charts appearing on pages 91, 98, 100 and 102 of Amendment No. 1.

Management, page 110

20.	Please provide complete five-year sketches which retain no gaps or ambiguities regarding the time that positions began or ended during the period. Refer to the sketches for Messrs. Allen and Wizel, for example. Also identify the principal business for each employer during the past five years, for example in the sketch for Mr. Dill. Lastly, disclose the family relationship between Messrs. Lucey, which appears to be that of father and son, based on the last paragraph in the biography section.

The Company has revised the management biographies in response to the Staff’s comment on pages 106-108 of Amendment No. 1.

In addition, the family relationship between Messrs. Lucey is more remote than that of first cousins, and therefore was not disclosed in accordance with Item 401(d) of Regulation S-K. For the Staff’s information, Mr. M. Lucey’s father and Mr. D. Lucey share a paternal grandfather.

Executive Compensation, page 115

Annual Incentive Plan, page 116

21.	We note your disclosure that for 2011, the cash incentive plan was established using minimum earnings thresholds with graduated increments. Please discuss how difficult or likely it will be for the company to achieve the earnings thresholds. See Instruction 4 to Item 402(b) of Regulation S-K. Also disclose whether you have any policy in place regarding the adjustment or recovery of awards or payments if the relevant performance measures upon which they are based are restated or otherwise adjusted in a manner that would reduce the size of an award of payment. See Item 402(b)(2)(viii) of Regulation S-K.

The Company has revised its disclosure of earnings thresholds in response to the Staff’s comment on page 112 of Amendment No. 1.

Equity Compensation, page 117

22.	Please revise your disclosure to explain how your board of directors determined the equity compensation amounts described in this section. Disclose the extent to which the amounts awarded reflect aspects of each individual officer’s performance. See Item 402(b)(2)(vii) of Regulation S-K.

Alexandra M. Ledbetter

Securities and Exchange Commission

The Company has revised its disclosure of factors considered in granting equity awards and the extent to which the amounts awarded reflect aspects of each individual officer’s performance on page 113 of Amendment No. 1.

23.	We note your stated emphasis on aligning the interests of your named executive officers and your other equity holders. Please disclose whether the company has any equity ownership requirements or guidelines, as well as any policy regarding hedging the economic risk of such ownership. See Item 402(b)(2)(xiii) of Regulation S-K.

The Company has revised its disclosure on page 113 of Amendment No. 1 to disclose that it does not have any equity ownership requirements or guidelines, nor does it have any policy regarding hedging the economic risk of such ownership.

Certain Relationships and Related Transactions, page 128

24.	If appropriate, add new risk factor disclosure to explain to the reader that the “standing pre-approval” referenced in the last paragraph on page 133 would allow for, among other things, consulting contracts valued at up to $999,999 with entities wholly owned by executive officers. In the alternative, explain to us why that is not the case.

The Company has revised its disclosure on page 133 of Amendment No. 1 and its related party transactions policy to eliminate the “standing pre-approval” referenced above.

Lock-up Agreements, page 148

25.	Disclose whether there are any intentions or any agreements, tacit or explicit, regarding the possible early release of locked-up shares.

The Company has revised its disclosure on page 150 of Amendment No. 1 to disclose that the Company has been advised by Citigroup Global Markets Inc. and Morgan Stanley & Co. LLC that they have no present intention and there are no agreements, tacit or explicit, regarding the possible early release of the locked-up shares.

Financial Statements of PBF Holding Company LLC, pages F-5 and F-61

26.	We expect you will need to provide pro forma tax and EPS data on the face of your statements of operations, assuming the reorganization of PBF Energy Inc. into a holding corporation, and the creation of the New Holding Units. Similarly, it appears you will need to provide a pro forma balance sheet alongside your historical balance sheet to reflect the purchase of New Holdings Units by PBF Energy, without giving effect to offering proceeds. Please ensure that you have adequately considered the guidance in SAB Topic 1:B.1.IRQ 3, B.2 and B.3.

The Company intends to provide pro forma tax and EPS data and a pro forma balance sheet alongside its historical balance sheet in compliance with the guidance in SAB Topic 1:B.1.IRQ 3, B.2 and B.3 in its financial statements for the year ended December 31, 2011. The Company believes such financial statements will be available in late March 2012 and intends to include them in an amendment to the Registration Statement to be filed thereafter. Please refer to the response to comment 27 below.

Alexandra M. Ledbetter

Securities and Exchange Commission

27.	Please update your interim financial statements, and the related pro forma presentations, to comply with Rule 3-12 of Regulation S-X.

Based on a telephonic discussion held on December 23, 2011 with Michael Fay, of the Office of the Chief Accountant, pursuant to which Mr. Fay agreed to the Company’s request to be permitted to file Amendment No. 1 without updated interim financial statements, or the related pro forma presentations, as required to comply with Rule 3-12 of Regulation S-X, Amendment No. 1 does not contain such updated financial statements or related pro forma presentations. The Company presently intends to file updated financial statements, and the related pro forma presentations, as of and for the year ended December 31, 2011, to comply with Rule 3-12 of Regulation S-X at such time that such financial statements become available, which the Company presently contemplates will be in late March 2012.

28.	Please separately disclose in the notes to your financial statements the revenue attributable to your sales of gasoline products, diesel products, jet fuel products, lubricants, petrochemicals, and asphalt, pursuant to FASB ASC 280-10-50-40.

The Company intends to revise its disclosure to include the revenue attributable to sales from external customers for each product or group of similar products as practical pursuant to FASB ASC 280-10-50-40 in its financial statements for the year ended December 31, 2011. The Company believes such financial statements will be available in late March 2012 and intends to include them in an amendment to the Registration Statement to be filed thereafter. Please refer to the response to comment 27 above.

Exhibits

29.	Please file all omitted exhibits, including counsel’s opinion, as soon as practicable. In addition, please file the form of lock-up agreement, which you reference in your filing.

The Company acknowledges the Staff’s comment and has filed several of the listed exhibits with Amendment No. 1. The Company notes that it will file all remaining exhibits as soon as practicable, including the form of lock-up agreement and legal opinion.

30.	With regard to the asset purchase agreement filed as Exhibit 10.1, please confirm that the version filed via EDGAR is an accurate copy of the signed version of the agreement. We refer you to the caption for Section 1.4 as it appears in the index as compared with the actual caption and contents of that section, for example.

Alexandra M. Ledbetter

Securities and Exchange Commission

The Company confirms for the Staff that the asset purchase agreement filed as Exhibit 10.1 is an accurate copy of the signed version of the agreement. The reference to Section 1.4 in the index of the signed agreement as compared to the actual caption and contents of that section is a typographical error.

Please do not hesitate to call the undersigned at (212) 806-5793 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Alexandra M. Ledbetter

Securities and Exchange Commission

Sincerely,

/s/ Todd E. Lenson

Todd E. Lenson, of Stroock & Stroock & Lavan LLP

Cc:	Securities and Exchange Commission
H. Roger Schwall
Michael Fay
Karl Hiller

Jeffrey Dill, Esq.

Douglas S. Horowitz, Esq.